Filed by Endologix, Inc.

Pursuant to Rule 425 Under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: TriVascular Technologies, Inc.

Commission File No.: 001-36419

October 27, 2015

On behalf of our entire management team, we are excited about the merger with TriVascular and we look forward to welcoming you to our family in 2016! We have many exciting things to look forward to over the coming days, weeks and years. I am sure you have many questions about the future and we are committed to answering them together with your TriVascular leadership team.

This merger will combine two innovation leaders in endovascular AAA, both of which are focused exclusively on the aorta and on developing and providing revolutionary aortic treatments. Together with TriVascular, Endologix will be uniquely positioned to offer customers an unmatched product offering designed to treat a wide range of AAA patient anatomies. The combination of the AFX®, Ovation®, and Nellix®1 platforms will represent the broadest product offering and indications in AAA and supports the continuing Value of both companies to “Always put the patient first”.

Together, Endologix and TriVascular will have a deep pipeline of new products, which are protected by a significant patent portfolio. These technologies have been developed together with physicians around the world and demonstrate another shared Value of “physician-driven innovation”. This, combined with dedicated and talented employees like you, will enable us to develop, manufacture and support groundbreaking solutions for the endovascular treatment of aortic disease.

The merger will also expand our teams and enable us to partner with more physicians around the world to treat more patients. As a larger company, we will have more resources to focus on aortic disease and more people dedicated to making a difference. I look forward to working with you to build a great company focused on revolutionary aortic treatments.

Sincerely,

John McDermott

Chairman and Chief Executive Officer, Endologix

1.	The Nellix EndoVascular Aneurysm Sealing System is CE Marked. It is an investigational device in the United States. CAUTION: Investigational Device. Limited by federal (United States) law to investigational use only.

2 Musick

Irvine, CA 92618

9495984704

endologix.com

Endologix and TriVascular will remain separate operational entities until close of transaction. Until closing, Endologix will not offer TriVascular products.

Forward-Looking Statements

This communication includes statements that may be forward-looking statements. The words “believe,” “expect,” “anticipate,” “project” and similar expressions, among others, generally identify forward-looking statements. Endologix and TriVascular caution that these forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those indicated in the forward-looking statements. Such risks and uncertainties include, but are not limited to, the likelihood that the transaction is consummated on a timely basis or at all, including whether the conditions required to complete the transaction will be met, realization of the expected benefits of the transaction, competition from other products, changes to laws and regulations applicable to our industry, status of our ongoing clinical trials, clinical trial results, decisions and the timing of decisions of regulatory authorities regarding our products and potential future products, risks relating to foreign currency fluctuations, and a variety of other risks. Additional information about the factors that may affect the companies’ operations is set forth in Endologix’s and TriVascular’s annual and periodic reports filed with the Securities and Exchange Commission (the “SEC”). Neither Endologix nor TriVascular undertakes any obligation to release publicly any revisions to forward-looking statements as a result of subsequent events or developments, except as required by law.

Additional Information and Where to Find It

The transaction referenced in this communication has not yet commenced, and no proxies are yet being solicited. Endologix plans to file a registration statement on Form S–4 (“S-4”) that will serve as a prospectus for Endologix shares to be issued as consideration in the merger and as a proxy statement of TriVascular for the solicitation of votes of TriVascular stockholders to approve the proposed transaction (the “Proxy Statement/Prospectus”). This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares. It is also not a substitute for the S-4, the Proxy Statement/Prospectus or any other documents that Endologix or TriVascular may file with the SEC or send to stockholders in connection with the proposed transaction. THE DEFINITIVE PROXY STATEMENT/PROSPECTUS WILL CONTAIN IMPORTANT INFORMATION ABOUT ENDOLOGIX, TRIVASCULAR AND THE TRANSACTIONS. TRIVASCULAR STOCKHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS CAREFULLY AND IN ITS ENTIRETY WHEN IT BECOMES AVAILABLE BEFORE MAKING ANY DECISION REGARDING VOTING ON THE PROPOSED TRANSACTION. In addition to the SEC filings made in connection with the transaction, each of Endologix and TriVascular files annual, quarterly and current reports and other information with the SEC. Endologix’s and TriVascular’s filings with the SEC, including the Proxy Statement/Prospectus once it is filed, are available to the public free of charge at the website maintained by the SEC at http://www.sec.gov. Copies of documents filed with the SEC by TriVascular will be made available free of charge on TriVascular’s website at http://investors.trivascular.com. Copies of documents filed with the SEC by Endologix will be made available free of charge on Endologix’s website at http://investor.endologix.com.

Participants in the Solicitation

Endologix, TriVascular and their respective directors and executive officers may be deemed to be participants in any solicitation of proxies from TriVascular’s stockholders in connection with the proposed transaction. Information regarding Endologix’s directors and executive officers is available in its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on April 17, 2015; information regarding TriVascular’s directors and executive officers is available in its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on April 14, 2015. Other information regarding the interests of such potential participants will be contained in the Proxy Statement/Prospectus when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.